Christopher D. Lueking	Sears Tower, Suite 5800
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www.lw.com

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File No. 025341-0028
October 11, 2007
Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549
Attention: H. Christopher Owings
                Scott Anderegg
Re: Ulta Salon, Cosmetics & Fragrance, Inc. — Amendment No. 3
       Registration Statement on Form S-1
       File No. 333-144405
Ladies and Gentlemen:
     On behalf of Ulta Salon, Cosmetics & Fragrance, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), including certain exhibits. Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) are being submitted to the Staff by hand delivery.
     The Amendment reflects the responses of the Company to comments received from the Staff in a letter from H. Christopher Owings, dated October 10, 2007 (the “Comment Letter”). Where we have revised the disclosure in the Registration Statement in response to the Staff’s comments, we have noted the applicable page number of the Amendment next to the comment.
Front Cover of the Prospectus
1.	We note your response to comment 2 in our letter dated September 14, 2007. Please confirm that all the listed underwriters are lead or managing underwriters.

Response: In response to the Staff’s comment, we confirm that all the listed underwriters are lead or managing underwriters.

We also remind you to file your underwriting agreement in a timely manner so that we may have time to review it before you request that your registration statement become effective. We may have additional comments after reviewing it.

Securities and Exchange Commission
October 11, 2007

Response: In response to the Staff’s comment, we have filed the underwriting agreement as Exhibit 1.1 to the Amendment.
Prospectus Summary, page 1
2.	We note your response to comments 3 and 10 in our letter dated September 14, 2007. We further note the revision to your disclosure and the materials you have provided in support of your disclosure. However, we are unable to read the data from the Kline & Co. Report concerning 2000 data. Please resubmit a legible copy of this report.

Response: In response to the Staff’s comment, we have resubmitted a legible printed copy of the Kline & Co. report.

In addition, we did not find support in your materials for your statement on page 62 that “Generation X has grown up shopping in specialty stores and seeks a retail environment that combines a compelling experience, functionality, variety and location.” Please revise or provide support for this statement. Please also characterize your statement on page 1 as your belief where you refer to “intimidating, commission-oriented and brand-dedicated sales approach” and “level of service typically unavailable in drug stores and mass merchandisers.”

Response: In response to the Staff’s comment, we have revised the disclosure. Please see pages 1, 55 and 62.
Risk Factors, page 9
We, as well as our vendors, are subject to laws and regulations that could require us to modify our current business practices..., page 15
3.	We note your response to comment 6 in our letter dated September 14, 2007. Currently, it appears that you are including more than one risk factor under this subheading. Avoid bundling risks and if a risk is material, provide it with its own descriptive subheading.

Response: In response to the Staff’s comment, we have revised the disclosure. Please see page 15.

Securities and Exchange Commission
October 11, 2007

Compensation, page 77
Compensation discussion and analysis, page 77
4.	Clarify in this discussion, as you indicated in your response to comment 43 to our letter dated August 3, 2007, that the prior employment packages of Messrs. Bodnar and Barkus were instrumental in developing their compensation packages at the time they were hired.

Response: In response to the Staff’s comment, we have revised the disclosure. Please see page 77.

5.	We note your response to prior comment 10 in our letter dated September 14, 2007. We note your revised disclosure indicating that the company reviewed general and retail industry surveys to determine the “market level raises” for other executives. Please revise your disclosure to clarify what components of the general and retail industry surveys assisted you in determining the “market level raises” and clarify whether you arc referring to salary, bonus or all aspects of compensation. In this regard, explain how the surveys were used and generally indicate what companies comprised the “general” and “retail” categories of the surveys.

Response: In response to the Staff’s comment, we have revised the disclosure. Please see pages 77-78.

6.	In your discussion of Annual Bonuses, please define your “internally defined operating earnings target” in your disclosure. Please also further explain the likelihood of meeting the “challenging” performance targets you discuss here for 2007.

Response: In response to the Staff’s comment, we have revised the disclosure. Please see page 79.
Report of independent registered public accounting firm, page F-1
7.	Prior to requesting effectiveness, please file an amendment which deletes the “to be issued” language included in the auditor’s report. Also, the dual dating information in the accountant’s report needs to be completed. Similar revisions need to be made in an updated accountants consent filed as Exhibit 23.

Response: We supplementally advise the Staff that prior to requesting effectiveness of the registration statement, we will file an amendment which revises the auditor’s report to delete the “to be issued” language and complete the dual dating information. In addition, corresponding revisions will be made in an updated accountant’s consent, which will be filed as Exhibit 23 to the Registration Statement.

Securities and Exchange Commission
October 11, 2007

Financial Statements
Note 1 — Business and basis of presentation, page F-11
8.	The second bullet point in the unaudited pro forma consolidated financial data section on page F-12 includes the proceeds received in the pending initial public offering. We believe the purpose of this pro forma information is to show the company prior to the new investment; therefore, it is inappropriate to include offering proceeds. Please revise the pro forma presentation to exclude offering proceeds.

Response: In response to the Staff’s comment, we have revised the pro forma presentation to exclude offering proceeds. Accordingly, we have reclassified $89,405,000 of preferred stock accumulated dividends in arrears from Preferred Stock to Preferred Dividends Payable in the consolidated balance sheet in order to reflect the dividends as a liability of the Company. Please see pages F-3 and F-12.

9.	The pro forma presentation in the historical financial statements includes an adjustment of notes payable. Please expand the disclosure to explain why this adjustment is appropriate and how the amount was determined.

Response: In response to the Staff’s comment, we have revised the disclosure. Please see page F-12.

10.	Please consider expanding the pro forma disclosure in the financial statement footnote to explain the difference in the actual expected payout of preferred dividends at a future date, and the amount that has been earned as of the financial statement date. It appears this would be useful information to a reader and would make the disclosure consistent with that included in the text of the document. Please revise or advise.

Response: In response to the Staff’s comment, we have disclosed that the accumulated dividends in arrears at the date of the initial public offering are expected to be approximately $93.4 million. Please see page F-12.
Note 12- Net income per common share, page F-29
11.	Please expand your disclosure of the pro forma earnings per share calculation to clarify what adjustments you made to both the numerator and denominator of the earnings per share calculation. The expanded disclosure should clarify why the adjustment is appropriate as well as how the amount was calculated.

Response: In response to the Staff’s comment, we have disclosed that unaudited pro forma net income per share includes the conversion of the preferred stock, issuance of common shares associated with the initial public offering, and the elimination of the

Securities and Exchange Commission
October 11, 2007

related preferred stock dividends for fiscal 2006 and the six months ended August 4, 2007. Please see page F-13.
Exhibit 5.1
12.	We note that the legal opinion refers to the “General Corporation Law of the State of Delaware.” Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

Response: Latham & Watkins LLP, counsel to the Company, confirms the SEC’s understanding that the reference and limitation to Delaware General Corporation Law in our opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.
* * * *
     If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (312) 876-7680 or Seth Diehl at (312) 876-7634.

Very truly yours, /s/ Christopher D. Lueking Christopher D. Lueking of LATHAM & WATKINS LLP

Enclosures

cc:	Gregg R. Bodnar
Robert Guttman, Esq.
Seth Diehl